FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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                                                                                                                                                               GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 18 January 2016 that the following Director and Connected Persons acquired GSK Ordinary Shares ('Shares'), at a price of 1376.03 pence per Share, following the re-investment of the dividend paid to shareholders on 14 January 2016:

Director	Ordinary Shares
Sir Andrew Witty	7154

Connected Person	Ordinary Shares
Lady C Witty (Connected Person of Sir Andrew Witty)	2241
Mr I W Whyte (Connected Person of Mrs V A Whyte)	397

V A Whyte
Company Secretary

18 January 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 18, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc